December 12, 2018

James Monroe, III
Executive Chairman
Globalstar, Inc.
300 Holiday Square Boulevard
Covington, Louisiana 70433

       Re: Globalstar, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed February 23, 2018
           File No. 001-33117

Dear Mr. Monroe:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications
cc:    Arthur McMahon, III, Esq.